The only finance-focused social platform w/ professional quality data and tools

■ PITCH VIDEO ■ INVESTOR PANEL



urvin.finance   Washington DC 🐦 📡

B2C | Technology | Fintech & Finance | Subscription

LEAD INVESTOR ⌄

John Schwall

I am investing in Urvin.Finance on behalf of myself and millions of other retail investors who are entitled to greater knowledge, control, and oversight of broker order handling for the purposes of realizing better execution outcomes and the resulting improved investment performance. The founders of Urvin recognize the unique opportunity for a free market solution to mobilize and empower the collective influence of millions of principled retail investors. Such empowerment can become the catalyst for financial industry behavioral change, regulation, legislation, and litigation that results in Wall Street prioritizing the needs of investors rather than a select group of Wall Street billionaires, banks and broker/dealers.

Invested $25,000 this round

Highlights

① Retail investors want community collaboration and a platform designed to facilitate it.

② Retail investors need access to professional quality data and tools to level the playing field for all investors.

③ There is huge global demand for data, tools and analysis across all regions and asset classes.

④ Financial literacy and education is in high demand with few high-quality sources available for information.

⑤ Our community is large and passionate, and will provide a unique foundation for our platform.

Our Team



Dave Lauer   CEO

Co-Founder of We The Investors, sits on FINRA Market Reg Committee. Was on board of NEO stock exchange, founded Urvin AI, consulted for large asset managers, helped design IEX, HFT at Allston and Citadel. Also testified before the US Senate and SEC.

As a team, we have been passionate about social entrepreneurship for many years. We see a dramatic unmet need in this market, and believe we can build this platform in the right way.



Alexander Cohen   COO

Winner of 2020's Best Corporate Steward Award from the US Chamber of Commerce, 2019's Best Bootstrap Award from SXSW Pitch, and Co-founder of We The Investors, Alex is a seasoned Skadden lawyer turned founder dedicated to equity in financial markets.



Zachary David   CTO

Co-founder of Urvin AI, built systems for high-frequency trading, trade cost analysis, market manipulation detection. Research consultant for agent-based modeling in finance and previous machine learning editor for Algorithmic Finance journal

Urvin Finance - A Terminal for the People

Urvin Finance is on a mission to **empower individual investors** by democratizing access to professional-quality data and tools.



Our team has deep and unique experience in the space. Our CEO -Dave- and CTO

-Zak- have been building high-performance software and quantitative analysis platforms in finance for decades - they know what the pros are used to, and know how to build software. Our COO -Alex- is an award-winning startup founder with deep experience in community building and strategic operations. Our product and design team has designed and built consumer-facing applications, and our development team has already shipped the alpha version of our platform to our pre-seed investors.



Our founding team engaged with individual investors on social media as those investors became passionate about markets and individual companies. We saw first-hand that these investors lacked access to the same quality of data and tools we were used to as professionals. We knew we could fix this problem, and build a platform to help them better understand markets, individual companies, and to share and collaborate on research and DD.

Our company was formed to respond to this problem with a simple mission - empowering individual investors.

To solve this problem, we've built The Terminal. The Terminal combines high-end, professional-quality data and custom data visualizations that are fully integrated into a community platform built to create, collaborate on and share financial research. Throughout the platform are educational resources to help our users level-up their knowledge of markets, investing, financial literacy and other important topics.

community environment.

We have developed relationships and signed commercial contracts with some of the top **Data** providers in the industry, several of which have not made their content available to individual investors at this kind of price point in the past. We have brought into the company proprietary metrics that we've developed in the past, and partnered with firms with their own unique proprietary offerings. We have redundant sources of data to ensure that what we are showing our users is accurate and clean. And we are building an analytics platform that will allow users to run their own custom analytics to power their own financial analysis and reports.





At Urvin Finance we take education seriously. **Education** is not just a bunch of content thrown on a website for SEO purposes. Two of our founders, Alex and Dave, come from families of educators, and this is a core part of our company's mission. Educated investors make better choices, and better choices lead to long-term wealth creation. With our relationships in the industry, we've partnered with experts and content creators, and have begun developing a unique blend of content to meet people where they learn best - whether that's through deep dive articles, topical videos or even with music or memes. We've partnered with an educational agency to develop a thoughtful approach to education, defining learner personas, learning pathways, assessment mechanisms and content strategy.



Community is the tie that binds - it's the thread interwoven throughout our platform, and the foundation of everything that we're building. In our community, researchers and publishers can integrate any chart or data visualization that they've built. They can create research that is dynamic and updates overtime with new data. Communities can collaborate on research, and share it amongst themselves before making it public. Communities can be gated to users who hold shares verified by connectivity to their broker or based on whether they hold a particular NFT. All community functionality can be web3-powered as well, from issuing community NFTs to using NFTs as gating mechanisms.





In our first attempt at building out what we call "Mintable Moments" we created a community-generated NFT with various pictures and stories submitted by our community.



Urvin Finance is a mission-driven organization dedicated to empowering individual investors. This includes helping individual investors represent and advocate for themselves on critical market structure reforms. We founded and have led We The Investors, a grassroots advocacy campaign for market structure reform, and our first letter to the SEC was signed by 71,574 individual investors. We issued NFTs to them, with over 13k NFTs claimed. We also issued NFTs to the investors in our pre-seed round, which will entitle them to a badge on the platform.



Our pre-seed round created the foundation for a successful company - sharing equity in the company with our community, and raising $1.25M from over 1,350 individuals. Our community of supporters is passionate and staked in our success, and we're proud to be on this journey with them.



We believe that The Terminal is differentiated significantly from other competitors. Some have high-quality data, but at price points that aren't accessible to individual investors. Others have platforms that are too complicated and unapproachable. Several are trying to integrate social features, but are doing so in a way that makes those features one-way (just share something to your social channels) rather than interactive, or are struggling to gain traction because they don't have an existing community of support. The Terminal will have the highest quality data available to individual investors, with community collaboration and integrated education throughout the platform.



We released the first version of our alpha product in late May and the most recent version on June 29. We expect to open the platform to our beta waitlist (current just under 10k) in early August, and to fully launch our platform to the public in the fall.



There are several ways that The Terminal will be a sustainable, profitable business. First will be through subscription revenue - somewhere between $10 - $30 / user / month. There are also other opportunities, such as B2B relationships with higher education institutions and tailored, customized enterprise experiences. Finally, our community platform for sharing research will ultimately be developed into a creator economy in which excellent research can be surfaced, and monetized by the producers of that research.



We plan to use this round's funds to primarily scale our development and data science teams in order to integrate more datasets, add features to the platform, develop custom analytics and an interface for users to create their own analytics. We also have to continue to pay significant data costs for the high-end data we are providing.



*6% will go to the Wefunder intermediary fee.



*Raising $3,736,275.16 under RegCF

Thank you for reading through our deck. We hope you'll join us on this adventure! Please let us know if you have any questions.

